Daybreak Oil and Gas, Inc.
601 West Main Ave Suite 1017 Spokane, WA 99201
Office: (509) 232-7674 Fax: (509) 455-8483

May 6, 2014

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:

Karl Hiller

Branch Chief

Re:

Daybreak Oil and Gas, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2013

Filed May 28, 2013

Daybreak Response Letter dated March 6, 2014

Staff Letter dated March 28, 2014

Daybreak Response Letter dated April 10, 2014

Teleconference call April 24, 2014

File No. 000-50107

Dear Mr. Hiller:

We are filing this second response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 28, 2014 (the “Comment Letter”), which was received by Daybreak Oil and Gas, Inc. (“Daybreak”, the “Company”, “we”, “us” or “our”) regarding the filings listed above. This second response is being filed in response to a teleconference call with the Staff held on April 24, 2014.  Each comment with respect to which the Staff has requested additional information is included below and is numbered to correspond to the numbered paragraph in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year ended February 28, 2013

Reserves, Page 19

1.

We note your response to prior comment three.  So that we may better understand the changes to PUD volumes and future development costs, please address the following:

•

Quantify the amount of future development costs associated with the 69,340 bbls increase to proved undeveloped reserves.

Mr. Hiller

Securities and Exchange Commission

May 6, 2014

•

Quantify any change in reserves with respect to the farm-in agreement that requires a third party to incur $156,275 of your development costs.

•

Quantify the amount of development costs associated with the PUD locations that were scheduled to be drilled in the same month as the effective date of the related reserve report and address the apparent inconsistent treatment of PUD volumes and related development costs.

•

Tell us if the aforementioned two PUD locations were drilled and if applicable, specify when the drilling occurred.

•

Quantify the changes to development costs and reserve quantities that relate to a decrease in your working and corresponding net revenue interest of approximately 10%.

•

Quantify the decrease to your development costs with respect to the change in the completion methodology used relative to that in prior years.

Response:

The teleconference held with the Staff on April 24, 2014 was helpful in understanding the method of presentation for information the Staff was requesting to understand the movement on a year-to-year basis of the proven undeveloped (“PUD”) reserves and the development costs.

The responses to the bullet points above from the Staff are best understood by looking at the overall year-to-year movement of the reserves and development costs rather than by looking at the movement of any particular bullet item response individually.

The responses shown below have been edited from the response letter dated April 10, 2014 submitted by Daybreak to the Staff.

•

The amount of future development costs associated with the addition of three PUD locations representing 63,120 bbls of the increase in the reserve report effective February 28, 2013 was $99,380 per well for a total of $298,140. In the comments and responses between Daybreak and the SEC Staff a transposition in the amount of proved undeveloped reserves has occurred. The February 28, 2013 proved undeveloped reserves were 206,980 bbls not 206,890 bbls as previously referenced. The change between PUD balances of 137,550 bbls at February 29, 2012 and 206,980 bbls at February 28, 2013 was 69,430 bbls. After accounting for the addition of the three new PUD locations of 63,120 bbls, the remaining increase in reserves are associated with PUDs that were shown on the reserve reports for both years and with respect to which our independent reserve engineer attributed upward revisions in reserves of 20,075 bbls.  After offsetting from this increase of 20,075 bbls the 13,755 bbls of PUD reserves that were assigned to a third party pursuant to a 10% working interest, as described in bullet point five below, and accounting for rounding, the change between PUD balances at February 29, 2012 and February 28, 2013 due to upward revisions was 6,310 bbls.  The year over year change in future development costs associated with this 20,075 bbls increase is due to the change in drilling and completion methodology as described in bullet point six, below.

Mr. Hiller

Securities and Exchange Commission

May 6, 2014

•

The change in reserves on the reserve report effective February 28, 2013 in comparison to the reserve report effective February 29, 2012 with respect to a certain farm-in agreement is not a component of the year-to-year change in reserves.  Upon further research, the Company realized the effects of the farm-in agreement on reserves and development costs occurred prior to the reserve report dated March 1, 2012 and is therefore not a component of any change to the reserve report dated March 1, 2013.

•

The amount of development costs associated with the two PUD locations that were scheduled to be drilled in the same month as the effective date of the related reserve report was $296,880 on the reserve report effective February 29, 2012 and would have been $267,192 after accounting for the decrease of 10% in the working interest and corresponding net revenue interest on the reserve report effective February 28, 2013 if the economic evaluation software had been “forced” to recognize an associated development cost.  To avoid a possibility of misunderstanding in the future, we will ensure that in future reserve report filings the economic evaluation software is “forced” to recognize the associated development cost of any well that is scheduled to be drilled in the same month as the effective date of the reserve report.

•

The two aforementioned PUD locations that did not have a development cost reflected in the reserve report effective February 28, 2013 were actually drilled. Location work and the setting of conductor pipe on both PUDs occurred prior to March 1, 2013.  The drilling of one of the PUDs was delayed until April 2013 due to delays in the arrival of the drilling rig itself.  The second PUD was drilled in May 2013 again due to the delay in the arrival of the drilling rig and also due to a change in the drilling order of wells in a multiple well drilling program.

•

We have quantified the changes to development costs and reserve quantities resulting from our assignment of a working and corresponding net revenue interest of approximately 10% to a third party during the year ended February 28, 2013 by referring to the development costs shown on the March 1, 2012 reserve report and calculating 10% of the development costs.  This amount was determined to be a decrease of $143,127.  The effect of the 10% working interest and corresponding net revenue interest on PUD reserve volumes on the February 28, 2013 reserve report was calculated in the same manner after accounting and the result was a decrease of 13,755 bbls.

Mr. Hiller

Securities and Exchange Commission

May 6, 2014

•

The development cost of proved undeveloped reserves (“PUDs”) in the reserve report effective February 28, 2013 was $1,044,380.  The development cost of PUDs in the reserve report effective February 29, 2012 was $1,431,250 resulting in a decline of development costs of $386,870 between the two reserve reports.  The four components that comprise the net change in development costs of $386,870 between the two reserve report years are (i) the three new PUDs in the February 28, 2013 reserve report referenced in the first bullet point above; (ii) the economic evaluation software exclusion of two PUDs referenced in the third bullet point above; (iii) the decrease in the working interest and corresponding net revenues and development costs referenced in the fifth bullet point above; and (iv) the change in the drilling and completion methodology.  These four components either add to an increase in, or contribute to a decrease in, the change of total development costs between the reserve reports effective February 29, 2012 and February 28, 2013.  The development cost of the three new PUDs for $298,140 represents an increase in development costs, but this is offset by a reduction of $296,880 due to the economic evaluation software exclusion.  The decrease in the working interest and corresponding net revenue accounted for an additional $143,127 decrease in development costs.  The final component of the overall reduction in development costs, the change in drilling and completion methodology, therefore, accounts for a $274,661 decrease.

To assist the Staff in understanding the year-to-year movement of PUD reserves and development costs we are including with this filing Exhibit A, which is a rollforward schedule encompassing all of the above components.

Closing Comments

We agree with the purpose and scope of the staff reviewing our Form 10-K filings to aid public companies in ensuring that all the information investors require to make an informed investment decision is disclosed.

We again want to thank the Staff for taking time to join the teleconference calls that were held on Tuesday, April 1, 2014 and Thursday, April 24, 2014 to clarify the questions we had in regards to the Staff’s comments.

We acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are currently involved with preparing our Annual Report on Form 10-K for the fiscal year ended February 28, 2014, which we expect to timely file on or before May 29, 2014, and we will ensure that the above comments are incorporated as appropriate into this filing. Because we will soon file our next 10-K and because it is our view that the changes to our disclosures and additional disclosures to be made in response to the Staff’s comments are not material, we do not plan to also file an amendment to our Form 10-K filing for the year ended February 28, 2013 unless the Staff requests otherwise.

Mr. Hiller

Securities and Exchange Commission

May 6, 2014

We believe the foregoing is responsive to your comments.  If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND

James F. Westmoreland

President and Chief Executive Officer

Exhibit A	Daybreak Oil and Gas, Inc.
May 6, 2014 Response to SEC Staff Comments
File Number 000-50107

Period to Period Reserve Changes
Two PUD
	March 1, 2012	10% WI	Unrecognized		Additions	March 1, 2013
	Reserve Report	Assignment	Develop Cost	Revisions	to PUDs	Reserve Report

PUD Reserves	137,550					206,980

10% WI Assignment		(13,755)

Revisions - Existing PUDs				20,075

Additions to PUDs					63,120

	137,550	(13,755)	0	20,075	63,120	206,980

Period to Period Changes in Development Costs
Two PUD
	March 1, 2012	10% WI	Unrecognized	Methodology	Additions	March 1, 2013
	Reserve Report	Assignment	Develop Cost	Changes	to PUDs	Reserve Report

PUD Development Costs	$ 1,431,250					$ 1,044,380

10% WI Assignment		$ (143,127)

Two PUD Unrecognized Develop Cost			$ (267,192)

Additions to PUDs					$ 298,140

Methodology Changes				$ (274,691)

	$ 1,431,250	$ (143,127)	$ (267,192)	$ (274,691)	$ 298,140	$ 1,044,380